14/02/2009

ADITYA BIRLA GROUP

09045388

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE, Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

SEC Mail Processing Section

FEB 18 2009

Washington, DC
111

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Re: **Financial restructuring**

The Board of Directors of the Company at its meeting held on 14th February, 2009 have considered and approved to undertake a financial restructuring exercise wherein the Company along with other activities as would be provided in detail under the scheme or petition proposes to earmark, allocate and credit to Business Reconstruction Reserve Account an amount as may be determined and considered appropriate by the Board of Directors of the Company, from the balance available in Securities Premium Account.

The aforesaid amount would be utilized for write off or adjustment of non operating/extraordinary costs on international acquisition made by the Company and organic growth projects in India.

The credit to the Business Reconstruction Reserve Account shall not exceed the balance lying to the credit of Securities Premium Account of the Company as on 31-12-2008.

The aforesaid exercise will be implemented under the relevant provisions of the Companies Act, 1956 and other relevant laws.

The necessary Scheme/petition will be filed to Stock Exchange in due course for your approval as per the relevant provisions of the listing agreement.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Yours faithfully,
For Hindalco Industries Limited

Anil Malik
Vice-President &
Company Secretary

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END